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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 3 0 2018

Washington DC
408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-37613

REPORT FOR THE PERIOD BEGINNING 07/01/2017 AND ENDING 06/30/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Frwy, Ste 409

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Hurst	TX	76053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randal E. Ferguson   817-553-1492

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Tidwell, LLC

(Name – *if individual, state last, first, middle name*)

2821 West Seventh St. Ste 700	Fort Worth	TX	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randal E. Ferguson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc. _____ , as of First Western Securities, Inc. _____, 20 2018 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ROCHELLE M. KNIGHT
My Notary ID # 124370576
Expires October 22, 2018

_____
Signature

President
_____
Title

Rochelle M. Knight
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
First Western Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Western Securities, Inc. (the Company) as of June 30, 2018, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Supplemental Information

The computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the supplemental information) on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion.

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAS AND ADVISORS | WEAVER.COM

Board of Directors and Shareholders
First Western Securities, Inc.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2015.

Fort Worth, Texas
August 28, 2018

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash in bank	$	58,458
Commissions receivable		138,667
Clearing deposit		68,805
Federal income tax receivable		22,011
Related party receivable		7,045
Furniture and equipment, at cost, less accumulated depreciation of $22,623		380
TOTAL ASSETS	$	295,366

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions and wages payable	$	76,698		
Commissions payable to independent agents		48,827		
Accounts payable		11,466		
Deferred federal income tax		129		
Total Liabilities			$	137,120

STOCKHOLDERS' EQUITY

Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		78,639		
Retained earnings		70,710		
Total Stockholders' Equity				158,246
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	295,366

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2018

REVENUES		
Commissions	$ 2,256,243	
Investment advisory fees	319,035	
Interest income	63,015	
Total Revenues		$ 2,638,293
EXPENSES		
Employee compensation and benefits	1,443,706	
Independent agent commissions	560,347	
Clearing charges	90,219	
Occupancy	71,822	
Communication and data processing	57,733	
Other operating expenses	319,181	
Total Expenses		2,543,008
INCOME BEFORE FEDERAL INCOME TAX		95,285
FEDERAL INCOME TAX		21,526
NET INCOME		$ 73,759

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2018

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
BALANCE - July 1, 2017	$	8,897	$	78,639	$	14,356	$	101,892
Stockholder distributions		-		-		(17,405)		(17,405)
Net income		-		-		73,759		73,759
BALANCE - June 30, 2018	$	8,897	$	78,639	$	70,710	$	158,246

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 73,759	
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	31,892	
Clearing deposits	(1,461)	
Federal income tax receivable	(22,011)	
Related party receivable	(2,699)	
Increase (decrease) in operating liabilities:		
Commissions and wages payable	(11,278)	
Commissions payable to independent agents	(36,111)	
Accounts payable	1,182	
Federal income tax payable	(5,856)	
Net Cash Provided by Operating Activities		$ 27,417

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder distributions	(17,405)	
Net Cash Used in Financing Activities		(17,405)

NET INCREASE IN CASH AND CASH EQUIVALENTS 10,012

CASH AND CASH EQUIVALENTS - Beginning of Year 48,446

CASH AND CASH EQUIVALENTS - End of Year $ 58,458

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Federal income tax paid $ 49,393

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii); such that, it does not have any possession or control of customer funds or securities. The Company operates under a clearing agreement with First Clearing, LLC (First Clearing), an affiliate of Wells Fargo and Company. Under this agreement, First Clearing clears transactions for the Company's customers and carries the accounts of customers on a fully disclosed basis. The predominance of the Company's customers live in Texas and Oklahoma.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP). Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2018 consist of cash in bank.

During the year ended June 30, 2018, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. Management believes the risk of incurring material losses related to this credit risk is remote.

COMMISSIONS RECEIVABLE

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2018. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2018, the Company recognized no bad debt expense.

FURNITURE AND EQUIPMENT

All furniture and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the statement of income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged to income as incurred. Depreciation expense for the year ended June 30, 2018 amounted to $-0-.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

6

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes First Clearing to execute all of its customers' stock and bond transactions. First Clearing remits the Company's commission on these trades monthly. Therefore, a portion of the Company's commission receivable balance could be at risk at any point in time.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2018 was $1,785.

INCOME TAXES

The Company accounts for income taxes in accordance with U.S. GAAP which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for income tax reporting purposes.

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification No. 740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

NOTE 3 – CLEARING DEPOSITS

As of June 30, 2018, the Company had a balance of $68,805 on deposit with First Clearing. The Company is required to maintain a clearing deposit balance with this clearing broker for the execution of investment trades.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $128,810 that was $78,810 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1.

NOTE 5 - FEDERAL INCOME TAXES

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a reduction of the maximum federal corporate income tax rate from 34% to a flat rate of 21% effective January 1, 2018. The impact of the new rate is reflected in the Company's federal income tax for the year ended June 30, 2018.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income taxes are provided for differences between financial statement and income tax reporting. This primarily results from the use of the accelerated cost recovery system and the modified accelerated cost recovery system for tax depreciation.

The deferred federal income tax liability of $129 as of June 30, 2018 relates to accumulated tax depreciation being more than accumulated book depreciation.

The federal income tax payable at June 30, 2018 is calculated as follows:

Federal Income Tax (Receivable) Payable		
Pre-tax income per financial statements	$	95,285
Timing and Permanent differences, net:		4,929
Income for federal income tax purposes		100,214
Effective federal income tax rate		21.64%
Current federal income tax expense per tax return		21,689
Less: Federal income tax deposits made for current period		(43,700)
Federal Income Tax (Receivable) Payable	$	(22,011)

The components of federal income tax expense for the year ended June 30, 2018 are as follows:

Current	$	21,689
Other		(163)
Federal Income Tax Expense	$	21,526

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2018, the Company elected to make a discretionary contribution of $29,000.

NOTE 7 - SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2018.

NOTE 8 - OPERATING LEASE

The Company is committed to leasing its present office location through March 31, 2021. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2018 was $71,822. The future minimum rental payments based upon the base amounts, plus estimated electrical, under the noncancelable operating lease is as follows:

Years Ending June 30,	Amount
2019	$ 75,879
2020	78,031
2021	55,847
Total	$ 209,757

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 28, 2018, which is the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2018

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2018

NET CAPITAL

Total stockholders' equity - book purposes	$	158,246
Deductions		-
Total Stockholders' Equity Qualified for Net Capital		158,246
Allowable credits or other deductions		-
Total Capital and Allowable Credits		158,246
Deductions and/or Charges		
Non-allowable assets:		
Federal income tax receivable		22,011
Related party receivable		7,045
Property and equipment - net of accumulated depreciation		380
Total Deductions and/or Charges		29,436
Net Capital Before Haircuts on Securities Positions		128,810
Haircuts on Securities		-
Net Capital	$	128,810

AGGREGATE INDEBTEDNESS

Commissions and wages payable	$	76,698
Commissions payable to independent agents		48,827
Accounts payable		11,466
Total Aggregate Indebtedness	$	136,991

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1500% (or $50,000, whichever is greater)	$	78,810
Ratio of aggregate indebtedness to net capital		1.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of FORM X-17A-5 as of June 30, 2018)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	128,810

FIRSTWESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2018

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Western Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provision) and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended June 30, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
August 28, 2018

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAS AND ADVISORS | WEAVER.COM

First Western Securities, Inc.
669 Airport Freeway, Suite 409, Hurst, TX 76053
817-553-1492 Direct / 817-553-2695 Fax
800-327-1279 Toll Free
Sound financial guidance since 1987.

EXEMPTION REPORT

First Western Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 40.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I Randal E. Ferguson, swear (or affirm) that to the best of my knowledge and belief this Exemption Report is true and correct.

By: Randal E. Ferguson

Title: President

Date: August 28, 2017

Registered Investment Advisor. Member FINRA/SIPC
Website: www.firstwesternsecurities.com



Top Ranked Stock Brokerages
As Published in Dallas Business Journal



Report of Independent Registered Public Accounting Firm
on Applying Agreed Upon Procedures

To the Board of Directors
First Western Securities, Inc.
Hurst, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by First Western Securities, Inc. (the Company), and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018. Management is responsible for the Company's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
August 28, 2018

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAS AND ADVISORS | WEAVER.COM

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 6/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
37613    FINRA   JUN
FIRST WESTERN SECURITIES INC
669 AIRPORT FWY STE 409
HURST, TX 76053-3964
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _872.57_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_767.81_)

      _2/_
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _104.76_

   E. Interest computed on late payment (see instruction E) for _15_ days at 20% per annum   _.87_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _105.63_

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☒   Funds Wired ☐
     Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Securities, In
(Name of Corporation, Partnership or other organization)

Craig Kilpatrick
(Authorized Signature)

Dated the _15th_ day of _August_, 20 _18_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,638,293

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,941,157

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   90,219

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 25,206

     Enter the greater of line (i) or (ii)   25,206

     Total deductions   2,056,582

2d. SIPC Net Operating Revenues $ 581,711

2e. General Assessment @ .0015 $ 872.57

(to page 1, line 2.A.)

2

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2018
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2018